Exhibit 99.1

Sandstorm Gold Provides Asset Updates

Vancouver, British Columbia — September 9, 2015 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to provide an update at various projects underlying the Company’s streams and royalties.

PRIMERO PROVIDES EXPLORATION UPDATE; EXPECTS TO REPLACE FULL-YEAR PRODUCTION AT BLACK FOX mine

Primero Mining Corp. (“Primero”) recently provided an update on its exploration activities at the Black Fox Complex located near Timmins, Ontario, Canada (“Black Fox”). Primero announced results from the Deep Central Zone at its Black Fox mine including 16.1 grams per tonne ("g/t") gold over 8.8 metres (520-L482-01), 11.0 g/t gold over 10.0 metres (520-L482-52) and 9.0 g/t gold over 11.7 metres (520-EX401-24), expanding the known width of the high-grade mineralization. The Deep Central Zone remains open along strike and down dip and will continue to be a focus of Primero’s H2 2015 exploration program. Primero has approved an additional capital expenditure of US$6.1 million in 2015 to advance the ramp down to the 640 metre level in order to commence mining the Deep Central Zone in 2016.

Primero has been focused on investing in underground development and definition and delineation drilling in order to transition Black Fox from a predominantly open-pit operation to a higher grade underground operation. At the end of the second quarter, Primero had successfully built sufficient underground stope inventory and commenced underground mining, with intentions to mine at approximately 1,000 TPD. In July 2015, Primero mined an average of 700 TPD from the underground mine. Primero expects to deplete the Black Fox open-pit in September 2015, after which it intends to supplement underground mining with stockpiled ore.

The above samples are 1/2 core and analyses reported by Primero were performed by independent laboratories. Intercepts cited do not necessarily represent true widths, however drilling is generally intersecting interpreted mineralized zones at a high angle. Primero's quality control program includes systematic insertion of blanks, standard reference material and duplicates to ensure laboratory accuracy. For a more complete description of Primero’s sampling methods at Black Fox, refer to Primero’s news release titled “Primero Provides Exploration Update; Expects to Replace Full-Year Production With Drilling From First Half of 2015”, dated July 20, 2015.

Sandstorm has a gold stream agreement with Primero to purchase 8% of the gold produced from the Black Fox mine and 6.3% of the gold produced from the Black Fox extension at a price of US$518 per ounce.

METANOR resources Announces positive drill results

Metanor Resources Inc. (“Metanor”) has released additional positive drill results from its exploration activities at the Bachelor Lake Mine in Quebec, Canada (“Bachelor Lake”). A diamond drilling program has been underway in the west sector of Bachelor Lake between underground levels 6 and 8 and has produced assay results of 11.9 g/t gold over 11.9 metres, 12.0 g/t gold over 3.3 metres, 10.2 g/t gold over 13.1 metres as well as 7.5 g/t gold over 15.2 metres. The underground drill program is ongoing and is currently working toward levels 10 and 12.

The true width is between 50% and 75% of the core length obtained in diamond drill holes. The cap-off grade used in the analysis is 51.5 g/t. The samples were assayed by fire-assay at the Metanor assay lab. The quality control program of the assay results adopted by Metanor includes a minimum of 10% of controlled assays being conducted as well as verification by an independent external assay lab.

Sandstorm has a gold stream agreement with Metanor to purchase 20% of the gold produced from Bachelor Lake at a price of US$500 per ounce.

For more information, visit the Metanor website at www.metanor.ca and see the press releases dated July 29, 2015, July 30, 2015, August 6, 2015 and August 20, 2015.

Rambler prefeasibility study outlines optimisation plan with 45% irr and 21 year mine life

Rambler Metals and Mining plc (“Rambler”) recently released the results of a completed pre-feasibility engineering study and economic assessment (“PFS”) aimed to integrate the Lower Footwall Zone (“LFZ”) mineral resource into the life of mine plan for the Ming Copper-Gold Mine in Newfoundland, Canada (“Ming Mine”). The results show positive economics, a strong internal rate of return and significant cash flow under reasonable commodity price assumptions. The PFS highlights included:

•	Project after-tax net present value of CAD$62.1 million with an internal rate of return (“IRR”) of 45%, based on trending copper and gold prices including a long-term copper price of US$2.79 per pound. The pre-tax net present value is CAD$70.2 million with an IRR of 46%;

•	Five year, CAD$66 million LFZ capital plan, mainly self-funded by the current operations at the Ming Mine;

•	Rambler has initiated discussions with various debt type financing partners targeting up to US$25 million to initiate the expansion’s construction and provide additional capital should Rambler choose to be more aggressive with construction or underground development;

•	During the 21 year mine life, after milling and recovery, approximately 536,000 tonnes of copper concentrate is estimated to be produced with 89,600 ounces of gold and 527,800 ounces of silver; and

•	Average annual cash operating cost is estimated to be US$1.71 per equivalent pound of copper.

Rambler has a 500 tpd gold hydromet facility that is not being utilized in the PFS plan. This facility could be used if Rambler was to expand its gold resources. A National Instrument 43-101 (“NI 43-101”) technical report will be filed on SEDAR at www.sedar.com.

Sandstorm has a gold stream agreement with Rambler to receive 25% of the first 175,000 ounces of gold produced, and 12% of the gold produced thereafter from the Ming Mine.

For more information, visit the Rambler website at www.ramblermines.com and see the press release dated July 20, 2015.

Skeena releases initial drill results

Skeena Resources Limited ("Skeena") has provided assay results for 21 holes drilled as part of its summer drill program at the Spectrum gold property in British Columbia, Canada (“Spectrum”). A total of 11,000 metres has been drilled to date with over 80% of the assays yielding high-grade gold intervals. In addition, visible gold has been noted in several holes. Highlights from the assay results include:

•	Hole S15-011 intersected 6.0 metres grading 7.9 g/t gold, 1.6 metres grading 8.6 g/t gold, and 14.0 metres grading 3.3 g/t gold, which includes 2.0 metres grading 9.5 g/t gold;

•	Hole S15-012 intersected 10.6 g/t gold over 6.6 metres, including a 1.4 metre sample that assayed 37.8 g/t gold. Further down the hole, two other high-grade sections yielded assays of 25.3 g/t gold over 3.9 metres including 1.9 metres of 49.8 g/t gold, 118.0 g/t silver and 0.63% copper, and 4.0 metres grading 7.1 g/t gold;

•	Hole S15-013 intersected a broad interval of 127.0 metres grading 1.3 g/t gold, including several higher grade intervals such as 2.2 metres grading 9.6 g/t gold;

•	Hole S15-014 intersected 24.0 metres grading 3.8 g/t gold, 15.5 g/t silver, and 0.54% copper including 7.0 metres grading 7.95 g/t gold, 35.5 g/t silver and 0.93% copper, 2.0 metres grading 21.3 g/t gold at 153.0 metres, and 1.8 metres grading 11.7 g/t gold;

•	Hole S15-15 intersected 26.15 metres grading 8.21 g/t gold, including 2.0 metres grading 74.5 g/t gold. A photo on Skeena's website (http://ow.ly/RWtJF) shows a section of visible gold from this high-grade interval;

•	Hole S15-016 intersected 61 metres grading 1.62 g/t gold and 0.14% copper, including 2.0 metres grading 9.18 g/t gold and 0.22% copper;

•	Hole S15-017 intersected three high-grade intervals including 0.85 metres grading 9.8 g/t gold and 430.0 g/t silver, 8.0 metres grading 10.5 g/t gold, and 3.6 metres grading 11.7 g/t gold; and

•	Hole S15-022 intersected 14.9 metres grading 8.97 g/t gold, including 2.9 metres grading 38.5 g/t gold.

Due to the positive drill results, Skeena’s drill campaign will be expanded to 16,000 metres from the originally planned 10,000 to 12,000 metre program. Skeena will use the information collected in the drill program to calculate a new and expanded NI 43-101 compliant mineral resource by Q1 2016.

True width is estimated to be 55 to 70% of the down hole interval. Sample preparation and analyses for 2015 samples was completed at the Kamloops facility of Activation Laboratories Ltd.

Sandstorm holds a 1.65% net smelter returns (“NSR”) royalty on the Spectrum project.

For more information, visit the Skeena website at www.skeenaresources.com and see the press releases dated August 20, 2015 and September 8, 2015.

UNDERGROUND DRILL PROGRAM AT PRAIRIE CREEK PROVIDES ADDITIONAL ENCOURAGING RESULTS

Canadian Zinc Corporation (“Canadian Zinc”) has provided assay results from the final seven diamond drill holes conducted as part of an underground exploration program at the Prairie Creek Mine in the Northwest Territories, Canada (“Prairie Creek”). All seven holes intersected significant mineralization including:

•	The northern most hole drilled in 2015, PCU-15-72, which returned some of the highest grades and thicknesses of the 2015 drilling program including a vein intercept of 7.5 metres grading 17.7% lead, 33.67% zinc, 247 g/t silver, immediately followed by the intersection of stockwork style mineralization, which overall graded 6.92% lead, 11.95% zinc, 116 g/t silver over 24.5 metres, and subsequently followed by the intersection of a second vein which graded 5.64% lead, 3.81% zinc and 88 g/t silver over 4.5 metres;

•	Additional indications of a second vein system, were also intercepted in PCU-15-69 where an initial vein intercept of 10.3 metres grading 8.48% lead, 7.81% zinc and 129 g/t silver was followed 56.0 metres further down hole by another vein intercept grading 21.5% lead, 28.15% zinc and 452 g/t silver over 13.0 metres;

•	Multiple intercepts of stockwork mineralization were also returned in all targeted holes, including PCU-15-68 where a stockwork interval graded 10.99% lead, 20.66% zinc, 173 g/t silver across 4.9 metres;

•	The mineralization system that has been defined in detail during this program remains open-ended to the north, where wide spaced drilling has previously defined an Inferred Vein Resource.

The drilling campaign commenced in late February 2015 and was completed in July 2015 and comprised 5,484 metres of core drilling over 21 holes. The underground drilling was designed to test for new areas of mineralization near the north end of the existing mine workings and to further detail Inferred Resources, with the objective of converting part of the large Inferred Mineral Resource to the Indicated category for inclusion in mine economics. The new geological data is being incorporated into an updated and revised geological model. This model will then form the basis of a resources and reserve update around which an optimized mine plan will be designed.

The intercepts cited represent true widths. All samples were shipped to AGAT Laboratories for initial multi-element assay by ICP-OES analysis.

Sandstorm holds a 1.2% NSR royalty on the Prairie Creek project.

For more information, visit the Canadian Zinc website at www.canadianzinc.com and see the press release dated August 11, 2015.

Qualified Persons

Gabriel Voicu, P. Geo., is Primero’s Vice President, Geology and Exploration and a Qualified Person as defined by NI 43-101. Mr. Voicu reviewed and approved the technical information related to Primero’s Black Fox exploration results in its news release titled “Primero Provides Exploration Update; Expects to Replace Full-Year Production With Drilling From First Half of 2015”, dated July 20, 2015.

Pascal Hamelin, P. Eng., is Metanor’s Vice President of Operations and a Qualified Person as defined by NI 43-101. Mr. Hamelin has reviewed and approved the technical information related to Bachelor Lake in this press release.

Michael S. Cathro, MSc., P. Geo., is Skeena’s Vice President of Operations and a Qualified Person as defined by NI 43-101. Mr. Cathro has reviewed and approved the technical information related to Spectrum in this press release.

Alan Taylor, P. Geo., is Canadian Zinc’s Chief Operating Officer and Vice President Exploration and is a Qualified Person as defined by NI 43-101. Mr. Taylor has reviewed and approved the technical information related to Prairie Creek in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 72 streams and royalties, of which 14 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations

604 689 0234	604 628 1178